901 New York Avenue, NW Washington, DC 20001	Direct Main Fax	202.524.8467 202.618.5000 202.618.5001

Via Edgar

November 24, 2025

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Scott Anderegg, Taylor Beech Scott Stringer and Lyn Shenk

Re:	Social Commerce Partners Corp Draft Registration Statement on Form S-1 Submitted September 5, 2025 CIK No. 0002083143

Ladies and Gentlemen:

On behalf of our client, Social Commerce Partners Corp, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated November 19, 2025 (the “Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

The Company has filed via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information.  For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Registration Statement.

Draft Registration Statement on Form S-1 submitted September 5, 2025

Cover Page

1.	Please provide a cross-reference to all relevant sections in the prospectus for disclosures related to compensation, as required by Item 1602(a)(3) of Regulation S- K.

Response: In response to the Staff’s comment, we have revised the disclosures on the Cover Page of the Registration Statement to add cross references to all relevant sections related to compensation.

November 24, 2025

Prospectus Summary

Potential Additional Financings, page 14

2.	Please revise this section to address the private financing you are contemplating currently with your IPO, as disclosed on your cover page.

Response: In response to the Staff’s comment, we have revised the disclosure on page 14 of the Registration Statement to discuss the private placement.

Risk Factors, page 48

3.	We note your disclosure on page 17 that your sponsor may surrender or forfeit, transfer or exchange our founder shares, private units or any of our other securities. Please add risk factor disclosure regarding the fact that your sponsor may remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer founder shares or otherwise. Address the consequences of such removal to the company’s ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

Response: In response to the Staff’s comment, we have revised the disclosure on page 81 of the Registration Statement to add a Risk Factor discussing the risks associated with any potential transfer of founder shares.

Dilution, page 101

4.	Please revise the sub-totals labeled “total” in the second and third portions of the table on page 102 to indicate that the amounts represent net tangible book value, as adjusted, and total shares, as adjusted, respectively.

Response: In response to the Staff’s comment, we have revised the disclosures in the table on page 102 of the Registration Statement to change the labels for the two referenced sub-total lines.

Sponsor Information, page 118

5.	Please disclose, as of the most recent practicable date, the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. Refer to Item 1603(a)(7) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 14 and 118 of the Registration Statement to clarify that Stuart Johnson is the only person who has a direct or indirect material interest in the SPAC sponsor.

November 24, 2025

General

6.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of the communications.

Response: There are no such communications that have been or are expected to be presented to potential investors in reliance on Section 5(d) of the Securities Act.

Should you have any questions relating to the foregoing, please contact me by telephone at 202-524-8467 or via email at jguilfoyle@loeb.com.

Sincerely,

/s/ Joan Guilfoyle
Joan Guilfoyle, Esq.
Senior Counsel

cc:	Stuart P. Johnson